SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

Commission File Number:    000-19182

For the month of:         May 2005

ALLIED GOLD LIMITED
(Translation of registrant’s name into English)

Unit 15, Level 1, 51-53 Kewdale Road, Welshpool, W.A. 6106 Australia
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALLIED GOLD LIMITED (Registrant)

Date: May 12, 2005	By: /s/ David Lymburn David Lymburn Corporate Secretary

ALLIED GOLD LIMITED

RIU Sydney Resources Round-up Investment Conference

May 2005

ALLIED GOLD LIMITED

Corporate Summary


30
27.5
25
22.5
20
1
0.5
0
May-2004
Jul-2004
Sep-2004
Nov-2004
Jan-2005
Mar-2005
May-2005
date
ALD
ALD-Volume (x 1,000,000)

ASX: ALD

- Listed December 2003

Capital Structure

- Cash **A$5.2 million**
- Ordinary shares **120.5 m**
- Options **24.5 m** (exercisable at A$0.20 by 30 June 2007)
- Top 20 shareholders **44.1%**
- Share price **~25 cents**
- Price range **20 – 35.5 cents** (February '04 – April '05)
- Undiluted market capitalisation **~$30 million**

Directors

- Chairman, Mark Caruso
- Managing Director, Jeff Moore
- Director and Company Secretary, David Lymburn

Projects and Assets



Papua New Guinea

Tabar Islands Gold Project - (ML136 – Au resources 1.59M oz)	100%
Tabar Islands Au/Cu Exploration Project - (EL609)	100%

Mexico

Mapimi Polymetallic Project	100%

Western Australia

Mobile Gold Processing Plant (CIP)	100%
Red Dam Gold Project	100%
Mandilla Well Gold Project - (View Gold Limited JV)	20.4%

Queensland

Monakoff Copper/Gold Project - (Haddington Resources Limited JV)	10%

ALLIED GOLD LIMITED

Achievements Since Listing



December 2003

- Listed on ASX ("ALD")

July 2004

- Signed option agreement with SMC Limited for the sale of the Red Dam Project for A$1 million by July 2005

September 2004

- Merger with Nord Pacific Limited to acquire;
  - Nord's 50% interest in the Simberi Oxide Gold Project (ML136)
  - Nord's 99% interest in the Tabar Exploration Project (EL609)

November 2004

- Rationalised Tabar Project ownership with the purchase of the outstanding interests in ML136 and EL609 for C$4 million (paid April 2005)

February/March 2005

- Raised A$10.5 million to;
  - Complete reserve drilling at the Sorowar gold deposit
  - Accelerate exploration for additional oxide and sulphide deposits
  - Complete optimised Simberi Oxide Project BFS by July 2005

April 2005

- Mandated RMB Resources to arrange up to US$25 million Simberi Oxide Project development facility

ALLIED GOLD LIMITED

Tabar Islands Project Location


150°00'E
154°00'E
2°00'S
6°00'S
TABAR ISLANDS GOLD PROJECT
Tabar Group
Lihir Group
Tanga Group
Feni Islands
Pacific Ocean
New Ireland
Bismarck Sea
N
New Britain
New Guinea
Bougainville Island
Solomon Sea
0
200km

ALLIED GOLD LIMITED

Tabar Islands Project Summary



STAGE 1
Simberi Oxide Gold Mining Project

- 890K oz Au resource defined
- BFS to establish a >50K oz pa oxide mining (~1.5Mtpa) project for 10 years to be completed July 2005
- Au production expected Q3/2006
- Fully permitted
- Landowners Agreements completed
- Highly regarded landowner liaison team in place

STAGE 2
Simberi Sulphide Mining Project

- 700K oz Au resource defined
- Metallurgical tests indicate that Au recovery of 85% in 20% of the mass can be achieved from flash flotation
- Exploration/development adit for sulphide mining project at the Pigiput deposit scheduled for 2006/2007

STAGE 3
Tabar islands Exploration

- High potential for further epithermal Au and porphyry-type Cu/Au deposits throughout the Tabar Islands Group

ALLIED GOLD LIMITED

Simberi Oxide Gold Mining Project

Location of Oxide Gold Deposits and Geochemical Anomalies



Simberi Island
Moruru
Sorowar
Pigibo
Pigiput
Botlu South
North Samat
East Samat
South Samat
Daoum Ck
Maragon Ck
Toviuris Ck
Waturu Ck
Botlu Ck
Pikoow Ck
Samat Ck
Darum Ck
Talamuk Ck
Lava Ck
Legend
>0.2g/t gold surface anomaly
Oxide gold deposits
Mining Lease Grant
Settlement / hamlet
Community
Perimeter road
Creek
0
2km

ALLIED GOLD LIMITED

Simberi Gold Mining Project



OXIDE Gold Resources

Free milling-type (at 0.5 g/t Au base cut-off)

	Million Tonnes	Gold Grade (g/t)	Ounces
Measured	8.4	1.39	378,000
Indicated	5.2	1.19	199,000
Inferred	8.5	1.14	310,000
TOTAL Oxide	**22.2**	**1.24**	**887,000**

SULPHIDE Gold Resources

Refractory-type (variable Au base cut-offs, no top cut)

	Million Tonnes	Gold Grade (g/t)	Ounces
Inferred	**5.0**	**4.38**	**704,000**

ALLIED GOLD LIMITED

Simberi Oxide Gold Mining Project



OXIDE Gold Resources Within Optimised Pits

Resources within Whittle Four-X Optimal Pit Shell – January 2005

SOROWAR Deposit

	Million Tonnes	Gold Grade (g/t)	Ounces
Measured/Indicated	7.1	1.28	292,000
Inferred	2.1	1.09	74,000
TOTAL	**9.2**	**1.24**	**366,000**

OTHER Deposits

	Million Tonnes	Gold Grade (g/t)	Ounces
Proved/probable reserves	2.1	1.85	122,00
Inferred resources	1.7	0.93	52,000
TOTAL	**3.8**	**1.42**	**174,000**

ALLIED GOLD LIMITED

Simberi Oxide Gold Mining Project

Sorowar Oxide Gold Deposit - Extension and Infill Drilling



RC drillholes with results received
Drillholes yet to be drilled or with results pending
Down-dip extensions to Sorowar mineralisation
0
200m

"BFS Reserve Studies to be Completed May 2005"

Western Extension Drilling

RC 945	**37m at 3.15 g/t** Au from 65m
RC 946	**45m at 1.36 g/t** Au from 21m
RC 951	**35m at 3.05 g/t** Au from 85m
RC 952	**35m at 1.86 g/t** Au from 36m
RC1138	**42m at 6.44 g/t** Au from 64m

Jan 2005 Whittle Shell
366,000 oz
(9.2Mt at 1.24 g/t Au)

August 2003 pit (BFS)
192,000 oz
(5.2Mt at 1.15g/t Au)

ALLIED GOLD LIMITED

Simberi Oxide Gold Mining Project

Conceptual Plan For Mining Oxide Gold deposits



Oxide Resource
In-pit screening, crushing and grinding
Transitional Resource
Slurry piped to plant
Deep sea tailings disposal
Process plant
Sulphide Resource

ALLIED GOLD LIMITED

Simberi Oxide Gold Mining Project



Simberi Oxide Project Development Timetable

May 2005

- Finalise Sorowar reserve definition

July 2005

- Completion of BFS
- Decision to mine (target >50,000 oz pa oxide production for 10 years)
- Completion of RMB Resources due diligence
- Completion of loan documentation process and equity contribution
- Close facility documentation

August 2005

- Award construction contract

Q3/2006

- Commission oxide gold project

ALLIED GOLD LIMITED

Simberi Sulphide Gold Project



Pigiput Deposit Cross-section



Proposed oxide open pit
Base of oxidation
Sulphide gold mineralisaton
(1.6g/t cut off)
Proposed development
Adit
0
100m
Legend
Volcaniclastics
Porphyry
>10g/t gold
>2g/t gold

Inferred sulphide resources – 1.3M tonnes at 10.4 g/t Au for 420,000oz

(at 4.0 g/t Au cut-off, no Au top cut)

ALLIED GOLD LIMITED

Simberi Sulphide Gold Project



Simberi Sulphide Exploration Upside

Deposit	Drillhole	From (m)	To (m)	Interval (m)	Grade (g/t Au)
Samat North	RC 343	27	54	**27**	**25.0**
Samat North	RC 444	23	49	**26**	**14.0**
Samat South	RC 158	6	34	**28**	**10.3**
Samat South	RC 224	10	39	**29**	**7.4**
Pigiput	P001	191	196	**5**	**146.0**
Pigiput	P034	129	134	**5**	**123.5**
Sorowar	So 008	158	166	**8**	**86.2**
Sorowar	RC 079	62	82	**20**	**15.9**

Simberi Island Exploration

Detailed Airborne Radiometrics Survey

"Highlighting Previously Unrecognised Epithermal Gold Potential"

Potassium Draped Over 1vd Magnetics



Potassium Image


Sorowar Deposit
Pigiput Deposit
Legend

Results from recent detailed radiometrics surveys, surface geochemical sampling and RC drilling indicate strong potential for continuity of Au mineralisation between the Sorowar and Pigiput deposits.

ALLIED GOLD LIMITED

Simberi Island Exploration

Ground IP and Airborne Radiometrics Survey

Chargeability Image (Gradient array)


Legend

Potassium Image


Sorowar Deposit
Pigiput Deposit
Legend

ALLIED GOLD LIMITED

Simberi Island Exploration

Ground IP and Airborne Radiometrics Survey



A Resistivity (2D Inversion) A'





Chargeability (2D Inversion)

ALLIED GOLD LIMITED

Tabar Islands Exploration Project

Gold-Copper Geochemistry – Pointing To The Next Discovery?


Simberi Island
Tatau Island
Big Tabar Island
Benching 50m @ 0.5 g/t Au
Benching 70m @ 2.0 g/t Au
Strong Au / Cu anomalies
Benching 55m @ 1.0 g/t Au
Benching 20m @ 4.0 g/t Au
DDH 38m @ 0.88g/t Au, 0.13% Cu
0
10km
Legend
>500ppm copper
>0.2g/t gold surface anomaly
Prospects
Legend
Surface Anomalies
>250ppm Cu
>150ppm Cu

ALLIED GOLD LIMITED

Tabar Islands Exploration Project

Detailed Airborne Geophysics – Epithermal Au and Porphyry Cu-Au Targets


Simberi Island
Tatau Island
Big Tabar Island

Potassium radiometrics draped over 1VD magnetics

RTP magnetics

Side Looking Airborne Radar

ALLIED GOLD LIMITED

Future Growth Strategy


"Clear Objectives and Goals"

Exploration and Development

Q2/ 2005

- Commence 58 line km IP surveys to target sulphide Au deposits on Simberi and Tatau Islands
- Deep RC/diamond drilling on Simberi Island to evaluate deep-seated sulphide deposits

Q3/ 2005

- Finalise optimised Simberi Oxide Project BFS
- Award construction contract
- RC/diamond drilling on Tatau Island to test epithermal Au and porphyry-type Au/Cu anomalies

2006

- Commission >50,000 oz pa Simberi Oxide Au Project
- Construct Pigiput sulphide deposit exploration/development adit

2007

- Pilot testwork on Pigiput sulphides
- Commencement of Pigiput sulphide mining project
- Increase Au production to ~100,000 oz pa

ALLIED GOLD LIMITED

The Path To Success - Key Project Personnel



ALLIED GOLD LIMITED

The Path To Success – Landowner Support





ALLIED GOLD LIMITED

Cautionary Statement

Forward-Looking Statements

This press release contains forward-looking statements concerning the projects owned by Allied.

Statements concerning mineral reserves and resources may also be deemed to be forward-looking statements in that they involve estimates, based on certain assumptions, of the mineralization that will be found if and when a deposit is developed and mined.

Forward-looking statements are not statements of historical fact, and actual events or results may differ materially from those described in the forward-looking statements, as the result of a variety of risks, uncertainties and other factors, involved in the mining industry generally and the particular properties in which Allied has an interest, such as fluctuation in gold prices; uncertainties involved in interpreting drilling results and other tests; the uncertainty of financial projections and cost estimates; the possibility of cost overruns, accidents, strikes, delays and other problems in development projects, the uncertain availability of financing and uncertainties as to terms of any financings completed; uncertainties relating to environmental risks and government approvals, and possible political instability or changes in government policy in jurisdictions in which properties are located.

Forward-looking statements are based on management's beliefs, opinions and estimates as of the date they are made, and no obligation is assumed to update forward-looking statements if these beliefs, opinions or estimates should change or to reflect other future developments.

Not an offer of securities or solicitation of a proxy

This communication is not a solicitation of a proxy from any security holder of Allied, nor is this communication an offer to purchase nor a solicitation to sell securities.

Any offer will be made only through an information circular or proxy statement or similar document.

Investors and security holders are strongly advised to read such document regarding the proposed business combination referred to in this communication, if and when such document is filed and becomes available, because it will contain important information.

Any such document would be filed by Allied with the Australian Securities and Investments Commission, the Australian Stock Exchange and with the U.S. Securities and Exchange Commission (SEC).